Exhibit 21.1

SUBSIDIARIES OF CARDIOGENESIS CORPORATION
AS OF MARCH 31, 2003

Organization	Jurisdiction

CGCP Corp.	Delaware, U.S.A.
Compleat Corporation	California, U.S.A.
Eclipse Surgical Technologies B.V.	Netherlands